Exhibit 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended September 30,	Twelve Months Ended December 31,		Five Months Ended December 31,	Twelve Months Ended July 31,
(In thousands)	2012	2011	2010	2009	2009	2008	2007
Earnings
Pre-tax (loss) from continuing operations	$(2,203)	(577)	(1,145)	(1,432)	(9,845)	(12,687)	12,342
Fixed charges	987	234	195	173	430	466	267
Total Earnings as defined	(1,216)	(343)	(950)	(1,259)	(9,415)	(12,221)	12,609

Fixed Charges
Interest whether expensed or capitalized	879	142	66	19	53	89	66
Amortization of premiums of discounts	21	49	-	-	-	-	-
Amortization of captalized expenses related to indebtedness	45	-	-	-	-	-	-
Estimated interest component of rental expense	42	43	129	154	377	377	201
Total Fixed Charges as defined	$987	$234	$195	$173	$430	$466	$267

Coverage Deficiency	$2,203	$577	$1,145	$1,432	$9,845	$12,687	N/A

Ratio of Earnings to Fixed Charges	N/A	N/A	N/A	N/A	N/A	N/A	47.22	x

The interest portion of rent expense was calculated as 10% of rent expense, which is an estimate of the company's incremental borrowing rate.